JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

September 6, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust I”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 162 under the Securities Act of 1933 (Post Effective Amendment No. 163 under the Investment Company Act of 1940)

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on August 26, 2011 with respect to the JPMorgan Credit Opportunities Fund (the “Fund”). Our responses to your comments are set forth below. We anticipate filing a subsequent post effective amendment under Rule 485(b) of the 1933 Act on or before September 13, 2011, which will become automatically effective on September 15, 2011 pursuant to the Rule.

1.	Comment: Please delete the parenthetical “(under $1,000,000)” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee table, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. The “(under $1,000,000)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “(under $1,000,000)” in the disclosure.

2.	Comment: Please identify whether the Fund employs any maturity or duration strategies as a principal strategy of the Fund.

Response: The Fund is flexible and is not required to buy securities of a specific duration or maturity.

In connection with your review of the Post-Effective Amendment No. 162 filed on July 15, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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